1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 5, 2025

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2025/08/04:	The company donated 10 million NTD to the Disaster Relief Foundation for people affected by Typhoon Danas
99.2	Press release on 2025/08/05:	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Second Quarter of 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2025

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

The company donated 10 million NTD to the Disaster Relief Foundation for people affected by Typhoon Danas

Date of events: 2025/08/04

Contents:

1.
Date of occurrence of the event:2025/08/04
2.
Reason for the donation: Philanthropy donation, helping people affected by Typhoon Danas in the central and southern Taiwan
3.
Total amount of the donation: NT$10 million
4.
Counterparty to the donation: “Taiwan Foundation for Disaster Relief” under the Ministry of Health and Welfare, Executive Yuan
5.
Relationship with the Company: stakeholder
6.
Name and resume of independent director(s) that expressed an objection or qualified opinion: None
7.
Objection or qualified opinion by the aforementioned independent director(s): None
8.
Any other matters that need to be specified: This donation is an emergency donation made for the public welfare for disasters relief. This donation will be proposed to the Company's Board Meeting

EXHIBIT 99.2

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results

for the Second Quarter of 2025

TAIPEI, Taiwan, R.O.C. August 5, 2025 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the second quarter of 2025. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Second Quarter 2025 Financial Highlights

-
Total revenue increased by 4.8% to NT$ 56.73 billion.
-
Consumer Business Group revenue increased by 1.4% to NT$ 34.07 billion.
-
Enterprise Business Group revenue increased by 12.4% to NT$ 18.98 billion.
-
International Business Group revenue decreased by 16.8% to NT$ 2.20 billion.
-
Total operating costs and expenses increased by 4.8% to NT$ 44.19 billion.
-
Operating income increased by 5.2% to NT$ 12.54 billion.
-
EBITDA increased by 3.5% to NT$ 22.58 billion.
-
Net income attributable to stockholders of the parent increased by 3.5% to NT$ 10.17 billion.
-
Basic earnings per share (EPS) was NT$1.31.
-
Total revenue, operating income, net income attributable to stockholders of the parent and EPS all exceeded the upper end of our proposed guidance.

“We’re proud to deliver another outstanding quarter, with results exceeding the upper end of our guidance across revenue, operating income, net income attributable to stockholders of the parent, and EPS,” stated Mr. Chih-Cheng Chien, Chairman and CEO of Chunghwa Telecom. “Second quarter revenue reached a ten-year high for the same period, driven by robust growth in our core telecom services and enterprise ICT business. Despite ongoing global economic uncertainty, evolving geopolitical risks, and the rapid pace of digital transformation, our performance underscores the strength of our business model, the agility of our organization, and our ability to capitalize on emerging opportunities.”

“Chunghwa continued to lead the mobile market, achieving record highs in both subscriber and revenue share,” said Mr. Rong-Shy Lin, President of Chunghwa Telecom. “In fixed broadband, higher-speed plan adoption and bundled service offerings drove further ARPU expansion. We also saw broad-based growth across consumer allocation services, including multi-play packages, video content, and cybersecurity solutions. Our Enterprise Business Group delivered a standout quarter, with total ICT revenue up 37% year-over-year, fueled by strong demand for IDC, cloud, AIoT, and 5G private networks. While our International Business Group faced temporary headwinds due to project timing, demand in Southeast Asia remained solid with new ICT contracts secured in Vietnam and Singapore. We remain focused on expanding our presence in high-growth overseas markets.”

“Looking ahead, we remain confident in our strategy to position Chunghwa as a leading digital enabler in the AI era,” added Mr. Lin. “From launching major submarine cable systems and scaling LEO satellite connectivity, to being upgraded to MSCI ESG ‘AAA’ and receiving prestigious data center awards, we are building a future-ready infrastructure that ensures resilient, secure, and intelligent connectivity—both in Taiwan and globally. These advancements reinforce our industry leadership and create sustainable, long-term value for our shareholders.”

Revenue

Chunghwa Telecom’s total revenues for the second quarter of 2025 increased by 4.8% to NT$ 56.73 billion.

Consumer Business Group’s revenue for the second quarter of 2025 increased by 1.4% YoY to NT$ 34.07 billion, with its income before tax increased 4.8% YoY. The remarkable performance was mainly driven by steady growth in both mobile and fixed broadband ARPU. In addition to stable performance of core service revenues, CBG also benefited from higher smartphone sales, as consumers accelerated purchases in anticipation of potential tariff fluctuations.

Enterprise Business Group’s revenue for the second quarter of 2025 increased 12.4% YoY to NT$ 18.98 billion, mainly driven by our robust growth in ICT business, which saw a 37% year-over-year increase in revenue, fueled by the strong performance of our emerging services. As a result, EBG reported a robust 5.4% increase in income before tax during the quarter.

International Business Group’s revenue for the second quarter of 2025 decreased by 16.8% to NT$ 2.20 billion, while its income before tax decreased 11.9% YoY. The decline was mainly due to reduced demand for international fixed voice services and softening international roaming revenues.

Operating Costs and Expenses

Total operating costs and expenses for the second quarter of 2025 increased by 4.8% to NT$ 44.19 billion, mainly due to higher manpower cost and the growing ICT business.

Operating Income and Net Income

Operating income for the second quarter of 2025 increased by 5.2% to NT$ 12.54 billion. The operating margin was 22.1%, as compared to 22.0% in the same period of 2024. Net income attributable to stockholders of the parent increased by 3.5% to NT$ 10.17 billion. Basic earnings per share was NT$1.31.

Cash Flow and EBITDA

Cash flow from operating activities, as of June 30th, 2025, decreased by 0.2% year over year to NT$ 29.16 billion.

Cash and cash equivalents, as of June 30th, 2025, decreased by 7.1% to NT$ 35.05 billion as compared to that as of June 30th, 2024.

EBITDA for the second quarter of 2025 was NT$ 22.58 billion, increasing by 3.5% year over year. EBITDA margin was 39.80%, as compared to 40.31% in the same period of 2024.

Business Highlights

Mobile

As of June 30th, 2025, Chunghwa Telecom had 13.13 million mobile subscribers, representing a 2.2% year-over-year decrease. In the second quarter, total mobile service revenue increased by 2.0% to NT$ 17.06 billion, while mobile post-paid ARPU excluding IoT SIMs maintained stable and flat year over year at NT$ 556.

Fixed Broadband/HiNet

As of June 30th, 2025, the number of broadband subscribers slightly increased by 0.7% to 4.44 million. The number of HiNet broadband subscribers increased by 1.3% to 3.77 million. In the second quarter, total fixed broadband revenue grew 1.8% year over year to NT$ 11.59 billion, while ARPU increased 1.9% to NT$ 804.

Fixed line

As of June 30th, 2025, the number of fixed-line subscribers was 8.77 million.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:


these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw